UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Garrett Motion Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

366505105

(CUSIP Number)

Anne T. Madden

Senior Vice President and General Counsel

Honeywell International Inc.

855 South Mint Street

Charlotte, North Carolina 28202

(704) 627-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 366505105

(1)	Name of reporting person Honeywell International Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 7,092,446
	(8)	Shared voting power 0
	(9)	Sole dispositive power 7,092,446
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 7,092,446
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.67%[1]
(14)	Type of reporting person (see instructions) CO

[1]	All calculations of percentage ownership herein are based on a total of 266,014,442 of shares of Common Stock (as defined below) outstanding based on information provided by the Issuer.

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D filed on May 10, 2021 (the “Original Schedule 13D” and, as so amended, the “Schedule 13D”) by Honeywell International Inc. (the “Reporting Person”). This statement of beneficial ownership on Schedule 13D relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Garrett Motion Inc., a Delaware corporation (the “Company”). According to the Company, the address of its principal executive office is La Pièce 16, Rolle, Switzerland 1180.

Unless specifically amended hereby, the disclosures set forth in the Original Schedule 13D remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13D filed on May 10, 2021.

Item 2. Identity and Background.

Item 2(b) is hereby amended and restated in its entirety as follows:

(b)	The address of the Reporting Person is Honeywell International Inc., 855 South Mint Street, Charlotte, North Carolina 28202.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On June 12, 2023 (the “Conversion Date”), pursuant to the certificate of designations (as amended or otherwise modified from time to time, the “Certificate of Designations”) for the Series A Cumulative Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), of the Company, each share of Series A Preferred Stock automatically converted into one (1) fully-paid, non-assessable share of Common Stock, without any further action by the holders of Series A Preferred Stock. As a result, all of the 4,196,330 shares of Series A Preferred Stock held by the Reporting Person were converted into an equal number of shares of Common Stock. Additionally, on or prior to June 20, 2023, all persons who held shares of Series A Preferred Stock as of the Conversion Date will receive, in respect of each share of Series A Preferred Stock held immediately prior to the conversion, a payment of the accrued and unpaid dividends on the Series A Preferred Stock through June 30, 2023, plus an additional amount that represents the dividends that would have accrued on the Series A Preferred Stock through September 30, 2023. In the aggregate, this additional payment per share of Series A Preferred Stock will be comprised of $0.144375 in cash and approximately 0.104379 shares of Common Stock (representing $0.853509 in accrued and unpaid dividends per share of Common Stock, valued at $8.177 per share), subject to adjustment to avoid the issuance of fractional shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(b)	The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein.

(c)	Except as set forth in Item 4 of this Amendment, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock or Series A Preferred Stock owned by the Reporting Person.

(e)	The Reporting Person has ceased to be the beneficial owner of more than five percent (5%) of the Common Stock, effective as of June 12, 2023.

SIGNATURE

After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 14, 2023

HONEYWELL INTERNATIONAL INC.
By:	/s/ Anne T. Madden
Name:	Anne T. Madden
Title:	Senior Vice President and General Counsel